TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2018

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	September 30,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$34,973	$47,093
Short-term investments	3,995	24,240
Accounts receivable, net	72,865	75,032
Equipment Installment Plan ("EIP") receivables, net	24,753	17,190
Inventory	29,717	21,351
Prepaid expenses and other current assets	21,509	15,809
Total current assets	187,812	200,715
Property and equipment, net	387,724	415,628
License costs and other intangible assets, net	84,510	100,251
Goodwill	8,881	9,539
Long-term EIP receivables	24,632	14,799
Other assets	24,108	20,106

Total assets	$717,667	$761,038

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$30,002	$33,553
Construction accounts payable	27,316	26,271
Current portion of debt	7,554	10,705
Customer deposits and unearned revenue	15,184	20,769
Other current liabilities and accrued expenses	131,155	128,882
Total current liabilities	211,211	220,180

Long-term debt	503,188	496,547
Deferred income taxes	1,366	3,320
Other non-current liabilities	33,981	34,801
Total liabilities	749,746	754,848
Commitments and contingencies

Shareholders' (deficit) equity:
Common shares and additional paid in capital; no par value, unlimited authorized, 55,668,332 and 53,815,631 shares issued and outstanding	1,270	-
Accumulated deficit	(70,515)	(53,259)
Accumulated other comprehensive income	2,554	6,059
Total Trilogy International Partners Inc. shareholders' deficit	(66,691)	(47,200)
Noncontrolling interests	34,612	53,390
Total shareholders' (deficit) equity	(32,079)	6,190

Total liabilities and shareholders' (deficit) equity	$717,667	$761,038

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenues
Wireless service revenues	$122,830	$133,233	$379,744	$400,808
Wireline service revenues	14,953	15,088	46,033	42,751
Equipment sales	49,386	38,803	153,660	119,896
Non-subscriber international long distance and other revenues	3,255	4,659	11,787	12,991
Total revenues	190,424	191,783	591,224	576,446

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	48,017	54,802	153,576	162,815
Cost of equipment sales	54,474	44,797	167,482	135,965
Sales and marketing	23,889	28,257	76,009	78,234
General and administrative	28,577	29,951	94,691	88,546
Depreciation, amortization and accretion	28,173	25,995	84,868	79,776
Loss on disposal and abandonment of assets	1,035	319	1,017	601
Total operating expenses	184,165	184,121	577,643	545,937
Operating income	6,259	7,662	13,581	30,509

Other (expenses) income
Interest expense	(11,087)	(11,156)	(33,665)	(48,677)
Change in fair value of warrant liability	923	(42)	6,058	3,473
Debt modification and extinguishment costs	(4,192)	-	(4,192)	(6,689)
Other, net	(4,878)	509	(4,339)	841
Total other expenses, net	(19,234)	(10,689)	(36,138)	(51,052)
Loss before income taxes	(12,975)	(3,027)	(22,557)	(20,543)
Income tax expense	(903)	(2,554)	(4,932)	(7,137)
Net loss	(13,878)	(5,581)	(27,489)	(27,680)
Less: Net loss attributable to noncontrolling interests and prior controlling interest	5,514	1,436	11,207	12,081
Net loss attributable to Trilogy International Partners Inc.	$(8,364)	$(4,145)	$(16,282)	$(15,599)

Comprehensive (loss) income
Net loss	$(13,878)	$(5,581)	$(27,489)	$(27,680)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2,619)	(2,435)	(7,932)	4,852
Net gain (loss) on derivatives and short-term investments	22	(26)	19	107
Other comprehensive (loss) income	(2,597)	(2,461)	(7,913)	4,959
Comprehensive loss	(16,475)	(8,042)	(35,402)	(22,721)
Comprehensive loss attributable to noncontrolling interests and prior controlling interest	6,855	2,708	15,411	6,277
Comprehensive loss attributable to Trilogy International Partners Inc.	$(9,620)	$(5,334)	$(19,991)	$(16,444)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 10 - Earnings per Share)	$(0.15)	$(0.10)	$(0.31)	$(0.37	)(1)
Diluted (see Note 10 - Earnings per Share)	$(0.15)	$(0.10)	$(0.32)	$(0.38	)(1)
(1)For the period from February 7, 2017 through September 30, 2017

Weighted average common shares:
Basic	54,042,355	42,764,260	53,239,125	42,608,538
Diluted	82,431,972	42,764,260	82,106,475	81,729,586

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Nine Months Ended September 30,
	2018	2017
Operating activities:
Net loss	$(27,489)	$(27,680)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	11,440	10,129
Depreciation, amortization and accretion	84,868	79,776
Equity-based compensation	4,989	1,942
Loss on disposal and abandonment of assets	1,017	601
Non-cash interest expense, net	2,581	2,714
Settlement of cash flow hedges	(957)	(1,265)
Change in fair value of warrant liability	(6,058)	(3,473)
Debt modification and extinguishment costs	4,192	6,689
Non-cash loss from change in fair value on cash flow hedges	947	1,373
Unrealized loss (gain) on foreign exchange transactions	992	(282)
Deferred income taxes	(1,937)	836
Changes in operating assets and liabilities:
Accounts receivable	(10,057)	(11,930)
EIP receivables	(21,705)	(548)
Inventory	(9,868)	5,629
Prepaid expenses and other current assets	(6,391)	(186)
Other assets	(4,381)	(4,459)
Accounts payable	(3,132)	(9,629)
Other current liabilities and accrued expenses	14,859	(15,884)
Customer deposits and unearned revenue	(4,774)	(3,882)
Net cash provided by operating activities	29,136	30,471
Investing activities:
Purchase of property and equipment	(58,250)	(56,160)
Maturities and sales of short-term investments	29,183	23,940
Purchase of short-term investments	(8,948)	(38,106)
Purchase of spectrum licenses and other additions to license costs	(714)	(3,238)
Other, net	263	573
Net cash used in investing activities	(38,466)	(72,991)
Financing activities:
Proceeds from debt	297,611	467,622
Payments of debt	(285,636)	(570,637)
Dividends to shareholders and noncontrolling interest	(7,573)	(537)
Debt issuance, modification and extinguishment costs	(6,892)	(9,151)
Other, net	(150)	-
Proceeds from equity issuance, net of issuance costs	-	199,267
Payment of financed license obligation	-	(4,362)
Purchase of shares from noncontrolling interest	-	(1,675)
Capital contributions from equity holders	-	1,400
Net cash (used in) provided by financing activities	(2,640)	81,927
Net (decrease) increase in cash and cash equivalents	(11,970)	39,407
Cash and cash equivalents, beginning of period	47,093	21,154
Effect of exchange rate changes	(150)	511

Cash and cash equivalents, end of period	$34,973	$61,072

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2017 is derived from the audited TIP Inc. financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (the prior name of TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC.

Certain amounts in prior periods have been reclassified relating to the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables. This recognition of imputed discount has been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss, to conform to the current year’s presentation. See “EIP Receivables” below for further detail.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Below is a brief summary of each of the Company’s operations:

New Zealand:
Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. 2degrees also offers fixed broadband communications services to residential and enterprise customers.

As of September 30, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:
Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications (“GSM” or “2G”) network along with 3G and 4G networks. These networks provide voice and a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of September 30, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Additional details on our reportable operating segments are included in Note 15 – Segment Information.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Summary of Significant Accounting Policies

Use of Estimates:
The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Accounts Receivable, net:
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $6.0 million and $9.3 million as of September 30, 2018 and December 31, 2017, respectively.

EIP Receivables:
At the time of sale of handsets under installment plans, we impute risk adjusted interest on the receivables associated with EIPs. Historically, we recorded this imputed discount as a reduction of equipment sales and the imputed interest was deferred and included within EIP receivables, net on our Condensed Consolidated Balance Sheets. The imputed discount was amortized to interest income over the term of the EIP contract in Other, net on our Condensed Consolidated Statements of Operations and Comprehensive Loss.

Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.6 million and $0.5 million for the three months ended September 30, 2018 and 2017, respectively, and $1.8 million and $1.5 million for the nine months ended September 30, 2018 and 2017, respectively. This change had no impact on net loss for any period presented.

Recently Adopted Accounting Standards:
On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to comply with the extended transition period. Accordingly, our financial statements may not be comparable to those of companies that adopt such new or revised accounting standards.

In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which modifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of an intra-entity transfer when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. This standard will take effect for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year. As an “emerging growth company,” we early adopted the ASU as of the beginning of fiscal 2018.

As discussed in Note 14 - Income Taxes, during the third quarter of 2017, the Company’s New Zealand subsidiary, 2degrees, entered into an intra-entity asset transfer to separate its network assets from its retail operations business. The intra-entity asset transfer resulted in an increase to the tax bases of the assets transferred at the entity that received the network assets. Upon adoption of the ASU in the first quarter of 2018, deferred tax assets (with full corresponding valuation allowances) were recorded for the increased tax bases for transferred assets. Given the full valuation allowance position against the Company’s New Zealand deferred tax assets, there was no cumulative adjustment to retained earnings as a result of the adoption of ASU 2016-16.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Recently Issued Accounting Standards:
In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectibility of the reported amount. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all organizations for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. We are currently evaluating our transition approach, given the transition method amendment provided in ASU 2018-11. The adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in our balance sheets that have not previously been recorded, but we currently expect such adoption to have an insignificant impact on our statements of operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue arising from the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To comply with that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual and interim reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies.

We expect the standard to have an impact on the timing and allocation of revenue recognition relating to the sales of equipment and service, primarily for arrangements that have contractual terms of at least 12 months. The allocation of revenue between equipment and service for our wireless subsidy contracts will result in more revenue allocated to equipment and recognized upon delivery, and less service revenue recognized over the contract term than under current GAAP. Total revenue over the full contract term will be unchanged and there will be no change to customer billing, the timing of cash flows or the presentation of cash flows.

We also expect the standard to have an impact on contract acquisition costs, including commissions to dealers and retailers. Currently, we expense contract acquisition costs as they are incurred. Under the new standard, we will defer direct and incremental contract acquisition costs over the period of benefit, which we currently estimate to be between 1-4 years, depending on revenue and commission type. We have elected to capitalize only those commissions that are related to contracts open as of the date of adoption; therefore, we expect the impact of deferring contract costs will be a reduction of sales and marketing expense in our statement of operations in the initial years following the date we adopt this standard.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

We are devoting management resources and have also engaged third-party consultants to assist management with the implementation of the standard. Our review is not complete and we are in the process of developing internal policies and implementing changes to processes and internal controls to meet the standard’s updated reporting and disclosure requirements. At this time, we are continuing to evaluate the potential impact of the new standard on our consolidated financial statements. The updated standard allows for either a full retrospective adoption or modified retrospective adoption and we intend to adopt the standard using the modified retrospective approach.

NOTE 2 – PROPERTY AND EQUIPMENT

	As of September 30, 2018	As of December 31, 2017
Land, buildings and improvements	$9,140	$8,979
Wireless communication systems	761,797	754,257
Furniture, equipment, vehicles and software	162,367	164,498
Construction in progress	56,274	55,135
	989,578	982,869
Less: accumulated depreciation	(601,854)	(567,241)
Property and equipment, net	$387,724	$415,628

Depreciation expense was $23.5 million and $21.7 million for the three months ended September 30, 2018 and 2017, respectively. Depreciation expense was $70.7 million and $65.6 million for the nine months ended September 30, 2018 and 2017, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.7 million and $5.8 million as of September 30, 2018 and December 31, 2017, respectively.

Supplemental cash flow information:

The Company acquired $1.6 million of property and equipment through current and long-term debt during each of the nine months ended September 30, 2018 and 2017.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in adjustments to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $0.8 million and $1.4 million for the nine months ended September 30, 2018 and 2017, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

There were no goodwill impairments required to be recognized as of September 30, 2018 and December 31, 2017, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the nine months ended September 30, 2018 and 2017 were related to foreign currency adjustment and were not material.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company’s license costs and other intangible assets consisted of the following:

		As of September 30, 2018			As of December 31, 2017
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$185,883	$(104,784)	$81,099	$192,713	$(97,848)	$94,865
Subscriber relationships	7 years	12,361	(9,091)	3,270	13,276	(8,152)	5,124
Other	6 -14 years	3,517	(3,376)	141	3,618	(3,356)	262

Total		$201,761	$(117,251)	$84,510	$209,607	$(109,356)	$100,251

Amortization expense was $4.2 million and $4.5 million for the three months ended September 30, 2018 and 2017, respectively. Amortization expense was $13.0 million and $13.5 million for the nine months ended September 30, 2018 and 2017, respectively.

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”) for $44.0 million New Zealand dollars (“NZD”) ($29.1 million based on the exchange rate at September 30, 2018). The 700 MHz License expires in 2031. TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS is obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. In March 2017, the Company paid an installment on behalf of TIRS in the total amount of $10.5 million NZD to the government of New Zealand ($7.3 million based on the average exchange rate in the month of payment of which $2.9 million was accrued interest). There were no additional payments during the nine months ended September 30, 2018.

As of September 30, 2018, the outstanding current and long-term portions, excluding interest, of the license obligation for the 700 MHz License recorded in Other current liabilities and accrued expenses and Other non-current liabilities were $6.1 million and $6.4 million, respectively.

Bolivia:
In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases, and potential strategic and operational initiatives in Bolivia.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table summarizes the unbilled EIP receivables:

	As of September 30, 2018	As of December 31, 2017
EIP receivables, gross	$56,904	$36,311
Unamortized imputed discount	(4,530)	(2,600)
EIP receivables, net of unamortized imputed discount	$52,374	$33,711
Allowance for doubtful accounts	(2,989)	(1,722)
EIP receivables, net	$49,385	$31,989

Classified on the balance sheet as:	As of September 30, 2018	As of December 31, 2017
EIP receivables, net	$24,753	$17,190
Long-term EIP receivables	24,632	14,799
EIP receivables, net	$49,385	$31,989

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, service plan and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	As of September 30, 2018	As of December 31, 2017
Prime	$36,438	$25,869
Subprime	20,466	10,442
Total EIP receivables, gross	$56,904	$36,311

The EIP receivables had weighted average imputed discount rates of 6.75% and 6.76% as of September 30, 2018 and December 31, 2017, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Beginning balance of EIP receivables, net	$35,917	$29,288	$31,989	$32,984
Additions	26,150	16,272	78,206	44,607
Billings and payments	(9,782)	(9,574)	(32,392)	(25,866)
Sales of EIP receivables	-	-	(21,913)	(17,790)
Foreign currency translation	(1,129)	(621)	(3,308)	1,286
Change in allowance for doubtful accounts and imputed discount	(1,771)	(1,189)	(3,197)	(1,045)
Total EIP receivables, net	$49,385	$34,176	$49,385	$34,176

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Sales of EIP Receivables:

2degrees has a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the nine months ended September 30, 2018 and 2017. There were no sales of the EIP receivables in the three months ended September 30, 2018 or 2017.

	Nine Months Ended
	September 30,
	2018	2017
EIP receivables derecognized	$21,913	$17,790
Cash proceeds	(18,531)	(15,652)
Reversal of unamortized imputed discount	(1,480)	(1,200)
Reversal of allowance for doubtful accounts	(877)	(533)
Pre-tax loss on sales of EIP receivables	$1,025	$405

In October 2018, the Company completed a sale of EIP receivables for cash proceeds of $7.6 million, based on the exchange rate as of September 30, 2018, the proceeds of which were primarily used to repay amounts due to the EIP Buyer which had not previously been remitted.

NOTE 5 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following tables present assets and liabilities measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017:

	Fair Value Measurement as of September 30, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$3,995	$-	$3,995	$-
Forward exchange contracts	1,010	-	1,010	-
Total assets	$5,005	$-	$5,005	$-

Liabilities:
Warrant liability	$415	$415	$-	$-
Interest rate swaps	1,799	-	1,799	-
Total liabilities	$2,214	$415	$1,799	$-

	Fair Value Measurement as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$24,240	$-	$24,240	$-
Total assets	$24,240	$-	$24,240	$-

Liabilities:
Forward exchange contracts	$11	$-	$11	$-
Warrant liability	6,625	6,625	-	-
Interest rate swaps	1,930	-	1,930	-
Total liabilities	$8,566	$6,625	$1,941	$-

The fair value of the short-term investments is based on historical trading prices or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the nine months ended September 30, 2018.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of September 30, 2018 and December 31, 2017 were as follows:

	As of September 30, 2018	As of December 31, 2017

Carrying amount, excluding unamortized discount and deferred financing costs	$521,068	$517,641
Fair value	$523,633	$519,764

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

For the three and nine months ended September 30, 2018 and 2017, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 6 – DEBT

The Company’s long-term and other debt as of September 30, 2018 and December 31, 2017 consisted of the following:

	As of September 30, 2018	As of December 31, 2017
Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2021 Senior Facilities Agreement	144,091	-
New Zealand 2019 Senior Facilities Agreement	-	136,859
Bolivian Syndicated Loan due 2021	16,691	20,655
Bolivian Bank Loan due 2022	7,000	7,000
Other	3,286	3,127
	521,068	517,641
Less: unamortized discount	(2,995)	(3,499)
Less: deferred financing costs	(7,331)	(6,890)
Total debt	510,742	507,252
Less: current portion of debt	(7,554)	(10,705)
Total long-term debt	$503,188	$496,547

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2017 with interest accrued from May 2, 2017. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium
•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
•	On or after May 1, 2021 at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of September 30, 2018, there was no such indebtedness outstanding.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Refinancing of Senior Facilities Agreement:
In July 2018, 2degrees completed a bank loan syndication with ING Bank N.V. (“ING”) acting as the lead arranger and underwriter. The new debt agreement (“New Zealand 2021 Senior Facilities Agreement”) has a total available commitment of $250 million NZD ($165.3 million based on the exchange rate at September 30, 2018).

Separate facilities are provided under this agreement to (i) repay the outstanding balance of the $200 million NZD prior senior facilities agreement (“New Zealand 2019 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees’ business ($35 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of September 30, 2018, the $195 million NZD facility ($128.9 million based on the exchange rate at September 30, 2018) was fully drawn, $10 million NZD ($6.6 million based on the exchange rate at September 30. 2018) was drawn on the facility for further investments and $13 million NZD ($8.6 million based on the exchange rate at September 30, 2018) was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2021 Senior Facilities Agreement has a 3-year term, maturing on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (“Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 5.28% as of September 30, 2018.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of September 30, 2018, the commitment fee rate was 1.32% .

Distributions from 2degrees will be subject to free cash flow tests (as defined in the New Zealand 2021 Senior Facilities Agreement) calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flows. The outstanding debt may be prepaid without penalty at any time. Once a year, beginning in 2019, at least six months apart, 2degrees must reduce the outstanding balance of the working capital facility to zero for a period of not less than five consecutive business days.

The New Zealand 2021 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not less than 3.0 times;

•

maintain a net leverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not greater than 3.0 times from closing to June 30, 2019, not greater than 2.75 times from July 1, 2019 to June 30, 2020; and 2.50 times thereafter; and

•	not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2021 Senior Facilities Agreement) in any financial year.

The New Zealand 2021 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2019 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $8.4 million NZD ($5.7 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2021 Senior Facilities Agreement, $2.8 million NZD ($2.1 million based on the average exchange rate in the month of payment) was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet as of September 30, 2018. The remaining $5.6 million NZD ($3.7 million based on the average exchange rate in the month of payment) of fees paid to lenders and third parties in connection with the refinancing was recorded as Debt modification and extinguishment costs in the Condensed Consolidated Statements of Operations and Comprehensive Loss during the third quarter of 2018. The unamortized balance of the deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2021 Senior Facilities Agreement.

Additionally, as a result of the refinancing, $0.7 million NZD ($0.5 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs previously outstanding was expensed to Debt modification and extinguishment costs in the Condensed Consolidated Statements of Operations and Comprehensive Loss during the third quarter of 2018.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Covenants:
As of September 30, 2018, the Company was in compliance with all of its debt covenants.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the senior facilities agreements. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.610% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $1.8 million and $1.9 million as of September 30, 2018 and December 31, 2017, respectively. As of September 30, 2018, the total notional amount of these agreements was $167.5 million NZD ($110.7 million based on the exchange rate as of September 30, 2018). The agreements have effective dates from June 30, 2015 through June 30, 2020 and termination dates from June 28, 2019 to June 30, 2022. During the nine months ended September 30, 2018, interest rate swap agreements with a total notional amount of $35.0 million NZD ($23.1 million based on the exchange rate as of September 30, 2018) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(441)	$(475)	$(947)	$(1,255)
(Loss)/gain reclassified from comprehensive income (loss) to Other, net	$-	$-	$-	$(118)

Net cash settlement	$(259)	$(347)	$(957)	$(1,265)

Forward Exchange Contracts:
At September 30, 2018, 2degrees had short-term forward exchange contracts to sell an aggregate of $22.7 million NZD and buy an aggregate of $16.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the nine months ended September 30, 2018, short-term forward exchange contracts to sell an aggregate of $47.7 million NZD and $4.0 million USD and buy an aggregate of $5.8 million NZD and $34.0 million USD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange loss of $0.3 million and a gain of $1.1 million was recognized in Other, net during the three and nine months ended September 30, 2018, respectively. A foreign exchange gain of $1.0 million and a loss of $0.6 million was recognized in Other, net during the three and nine months ended September 30, 2017, respectively. The Company had assets, included in Prepaid expenses and other current assets, for estimated settlements under these forward exchange contracts of $1.0 million as of September 30, 2018. The estimated settlements under these forward exchange contracts were not material as of December 31, 2017.

NOTE 8 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:
During the nine months ended September 30, 2018, TIP Inc. granted a total of 990,374 restricted share units (“RSUs” or “Awards”) to officers and employees under plans pursuant to which vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive common shares of TIP Inc. (the “Common Shares”) at the end of a specified vesting period, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

A portion of the RSU grants consisted of awards that combine time-based elements with performance-based elements, which entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the service revenues (defined as Total revenues less Equipment sales) or Adjusted EBITDA performance goals for calendar year 2018. The estimated equity-based compensation expense attributable to performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon completion of each applicable fiscal year when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four-year employment period. The remaining RSUs were granted to officers and employees as time-based awards, which vest on a straight-line basis over a four-year service period.

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards. On June 30, 2018, 403,118 RSUs vested on the one-year anniversary of grants made in 2017. In July 2018, 357,684 shares, net of the monetary equivalent of shares necessary for the payment of related taxes, were issued in settlement of such vested RSUs. As of September 30, 2018, 1,683,577 RSUs were unvested and unrecognized compensation expense relating to RSUs is approximately $7.2 million, including $2.9 million relating to grants made in 2018. These amounts reflect time-based vesting along with estimated future expense with respect to certain performance-based awards.

Effective January 1, 2018, we early adopted the ASU 2016-09 accounting guidance that allows for the accounting of forfeitures of share-based awards when they occur, which is the Company’s policy as of the adoption date. The adoption of this guidance did not have a material impact on the Condensed Consolidated Financial Statements.

2degrees Option Plans:

During the first quarter of 2018, 2degrees granted a total of 3.6 million service-based share options (the “Options”) to employees under a plan whose vesting is subject to meeting a required service period of up to two years. Equity-based compensation expense is recognized on a straight-line basis over the service period for these grants.

The following table summarizes the assumptions used in the Black-Scholes valuation model for options granted in the first quarter of 2018:

Expected volatility	25%
Expected term (in years)	2.75 - 3.94
Risk free interest rate	1.99% - 2.09%
Expected dividend yield	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

During the second quarter of 2018, 2degrees modified approximately 9.8 million of its outstanding employee options and extended the expiration date of those options to May 31, 2021. The options previously had expiration dates ranging from 2018 to 2020. No other terms of the options were modified. As a result of this modification, 2degrees recognized approximately $0.7 million of additional equity-based compensation expense, included within General and administrative expenses, in the three months ended June 30, 2018, in accordance with the guidance for modifications of equity awards within Accounting Standards Codification 718 “Stock Compensation”.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 9 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of September 30, 2018, TIP Inc. had 55,668,332 Common Shares outstanding, reflecting an increase of 1,852,701 Common Shares issued during the nine months ended September 30, 2018 as a result of Trilogy LLC Class C Units (the “Class C Units”) being redeemed for Common Shares and the issuance of Common Shares in July 2018 for vested RSUs and in May 2018 pursuant to TIP Inc.’s dividend reinvestment plan. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollars (“C$”) is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares. As of September 30, 2018, 5,748,383 Common Shares were locked-up pursuant to Lock-Up Agreements expiring on February 7, 2019.

During the nine months ended September 30, 2018, the lock-up period expired with respect to 5,585,927 Common Shares. See “Trilogy LLC Capital Structure; Class C Units” below for lock-up periods applicable to Common Shares which may be issued upon redemption of such units.

As of September 30, 2018, TIP Inc. holds a 66.2% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 1.8% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the nine months ended September 30, 2018 is primarily attributable to the issuance of Common Shares upon redemption of Class C Units.

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:
At September 30, 2018, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants was based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.4 million and $6.6 million as of September 30, 2018 and December 31, 2017, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Forfeitable Founders Shares:
At September 30, 2018, the Company had 1,675,336 Common Shares (“Forfeitable Founders Shares”) issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Dividend Paid:
In May 2018, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 34,734 Common Shares were issued to existing shareholders. A total cash dividend of $0.7 million was paid to shareholders that did not participate in the dividend reinvestment plan and the cash payment was recorded as financing activities in the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2018.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC amended and restated Limited Liability Company agreement (the “Trilogy LLC Agreement”), a dividend in the form of 137,256 additional Class C Units was issued on economically equivalent terms to the holders of Trilogy LLC Class C Units.

Trilogy LLC Capital Structure
The equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:
The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of September 30, 2018, there were 157,682,319 Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of September 30, 2018, there were 55,668,332 Class B Units outstanding, reflecting an increase of 1,852,701 Class B Units issued during the nine months ended September 30, 2018 as a result of Class C Unit redemptions for Common Shares and the issuance of Common Shares in July 2018 for vested RSUs and in May 2018 pursuant to TIP Inc.’s dividend reinvestment plan. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Following the expiration of the lock-up period set forth in the Lock-Up Agreements signed by each Class C Unit holder, the holder has the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of September 30, 2018, all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of September 30, 2018, there were 28,389,414 Class C Units outstanding, reflecting a decrease of 1,274,999 Class C Units outstanding primarily due to redemptions of Class C Units during the nine months ended September 30, 2018. Additionally, there were 144,098 remaining unvested restricted Class C Units as of September 30, 2018, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a 4-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

As of September 30, 2018, 8,677,753 Class C Units were locked-up pursuant to Lock-Up Agreements expiring on February 7, 2019.

During the nine months ended September 30, 2018, the lock-up period expired with respect to 8,697,835 Class C Units.

NOTE 10 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three and nine months ended September 30, 2018, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $0.9 million and $6.1 million resulted from the change in fair value of the warrant liability for the three and nine months ended September 30, 2018, respectively. These gains reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed. The change in fair value of the warrant liability for the three months ended September 30, 2017 was not significant and for the period from February 7, 2017 to September 30, 2017, was $3.5 million.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The components of basic and diluted earnings per share were as follows:

			Nine Months	Period February
	Three Months Ended September 30,		Ended	7, 2017 through
			September 30,	September 30,
	2018	2017	2018	2017
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(8,364)	$(4,145)	$(16,282)	$(15,599)

Denominator:
Basic weighted average Common Shares outstanding	54,042,355	42,764,260	53,239,125	42,608,538

Net loss per share:
Basic	$(0.15)	$(0.10)	$(0.31)	$(0.37)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(8,364)	$(4,145)	$(16,282)	$(15,599)
Add back: Net loss attributable to Class C Units – Redeemable for Common Shares	$(4,399)	$-	$(10,271)	$(15,816)
Net loss attributable to TIP Inc. and Class C Units	$(12,763)	$(4,145)	$(26,553)	$(31,415)

Denominator:
Basic weighted average Common Shares outstanding	54,042,355	42,764,260	53,239,125	42,608,538
Effect of dilutive securities:
Weighted average Class C Units – Redeemable for Common Shares	28,389,617	-	28,867,350	39,121,048
Diluted weighted average Common Shares outstanding	82,431,972	42,764,260	82,106,475	81,729,586

Net loss per share:
Diluted	$(0.15)	$(0.10)	$(0.32)	$(0.38)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2018, the three months ended September 30, 2017 and the period from February 7, 2017 through September 30, 2017 because the effect was either anti-dilutive or the conditions for vesting were not met:

			Nine Months	Period February
	Three Months Ended		Ended	7, 2017 through
	September 30,		September 30,	September 30,
	2018	2017	2018	2017
Trilogy LLC Class C Units	-	39,040,465	-	-
Warrants	13,402,685	13,402,685	13,402,685	13,402,685
Forfeitable shares	1,675,336	1,675,336	1,675,336	1,675,336
Unvested restricted share units	1,684,191	1,416,214	1,672,780	674,962
Unvested Class C Units	144,098	192,130	144,098	192,130
Common Shares excluded from calculation of diluted net loss	16,906,310	55,726,830	16,894,899	15,945,113

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of September 30, 2018	As of December 31, 2017

Cumulative foreign currency translation adjustment	$2,540	$6,058
Unrealized gain on short-term investments	14	1
Total accumulated other comprehensive income	$2,554	$6,059

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of September 30, 2018	As of December 31, 2017
2degrees	$18,871	$22,321
NuevaTel	50,532	55,028
Trilogy International Partners LLC	(34,119)	(23,340)
Salamanca Solutions International LLC	(672)	(619)
Noncontrolling interests	$34,612	$53,390

Supplemental Cash Flow Disclosure:

During the nine months ended September 30, 2018, NuevaTel declared and paid dividends to a noncontrolling interest of $6.8 million. The dividends were recorded as financing activity in the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2018.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Commitments:
The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2017. The disclosures below relate to purchase commitments with significant events occurring during the nine months ended September 30, 2018.

New Zealand:

Huawei
As of September 30, 2018, 2degrees had an outstanding commitment with Huawei Technologies (New Zealand) Company Limited (“Huawei”) through 2020 for technical support and spare parts maintenance, software upgrades, products, and professional services in the aggregate amount of $19.7 million, based on the exchange rate at September 30, 2018. This commitment is based upon cell sites on air as of September 30, 2018 and will be updated quarterly to reflect new site additions. This commitment also assumes that in 2020, upon termination of the agreement, 2degrees will purchase the existing software license from Huawei.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

2degrees also has submitted purchase orders to Huawei in the amount of $7.2 million, based on the exchange rate at September 30, 2018, for other equipment and services, which 2degrees expects to be fulfilled during the fourth quarter of 2018.

Tech Mahindra Limited
In March 2018, 2degrees signed an agreement with Tech Mahindra Limited (“Tech Mahindra”) for software support services. As of September 30, 2018, the aggregate outstanding obligation under such agreement and other purchase orders submitted to Tech Mahindra for other equipment and services, based on the exchange rate at that date, was approximately $3.6 million through 2021.

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at September 30, 2018) of its advertising budget per contract year to related marketing. As of September 30, 2018, the outstanding obligation for handset purchases under this purchase agreement, based on the exchange rate at that date, was approximately $1.1 million, which 2degrees expects to be fulfilled during the fourth quarter of 2018. The commitment has not been reduced for potential rebates.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of September 30, 2018, the minimum purchase commitment with Telecel was $21.0 million.

NuevaTel also has purchase commitments through 2027 of $34.2 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which have not changed significantly individually from the year ended December 31, 2017.

Contingencies:
General:

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company is uncertain whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty, although it has noted in its findings that the outage was a force majeure event, and NuevaTel filed another appeal to the Ministry. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 within Other non-current liabilities as presented in the Condensed Consolidated Balance Sheet as of September 30, 2018 and the expense recorded in Other, Net in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months then ended. NuevaTel intends to appeal the Ministry’s decision to the Supreme Tribunal of Justice.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Court in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided as what action it may take in such event.

Since 2012, NuevaTel has offered to its customers a loyalty program known as “Fidepuntos”, a customer-rewards program that grants points for service consumption and tenure, designed to increase loyalty, develop stronger relationships between customers and NuevaTel and reduce churn. Beginning in January 2018, the Fidepuntos program came under the jurisdiction and regulation of the Bolivian gaming authority, the Autoridad de Fiscalizacion del Juego (“AJ”). NuevaTel elected to discontinue its Fidepuntos program in February 2018 and subsequently launched a short-term loyalty program that is expected to retire all outstanding redemption obligations associated with the discontinued Fidepuntos program at a cost of no more than $1.0 million. The AJ approved the short-term program and has not objected or otherwise commented on the discontinuation of the Fidepuntos program. As of September 30, 2018, there was no remaining liability related to the Fidepuntos program as the program ended with all obligations satisfied during the third quarter of 2018. The Fidepuntos program liability was reduced by $1.0 million and $4.8 million during the three and nine months ended September 30, 2018, respectively, in connection with satisfying remaining obligations and reversing expenses that were previously recognized but not incurred due to the completion of the program and satisfaction of outstanding obligations.

NOTE 14 – INCOME TAXES

As of December 31, 2017, the Company had income tax net operating loss (“NOL”) carryforwards related to our international operations in New Zealand of approximately $55 million. The deferred tax asset associated with these NOLs has been offset by a full valuation allowance which continues to be evaluated based on the historical financial performance of the business, future forecasted performance and other relevant factors. These tax losses carry forward indefinitely provided that shareholder continuity requirements are met. As discussed in Note 9 – Equity, certain Class C Units were redeemed for Common Shares of TIP Inc. during the nine months ended September 30, 2018. The redemption of Class C Units for Common Shares or sale of Common Shares by the holders may impact shareholder continuity requirements associated with the New Zealand NOLs. The Company will continue to assess the recoverability of the NOL carryforwards based on the shareholder continuity requirements as the Class C Units redemption activities become known and are analyzed.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

On August 1, 2017, 2degrees transferred its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in this network company transaction included network equipment, cell sites, network licenses and spectrum licenses. This intercompany transaction also resulted in a taxable gain that utilized a portion of the existing 2degrees NOL carryforwards as of the transaction date and resulted in asset values at the new network company that have an increased tax basis. As discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, the Company adopted an accounting standard that modified the accounting for income tax consequences of intra-entity transfers of assets other than inventory during the nine months ended September 30, 2018. As a result of this accounting standard adoption and the increase to the tax bases of the assets transferred in the network company transaction, deferred tax assets of approximately $24 million were recorded along with a corresponding full valuation allowance. There was no cumulative adjustment to retained earnings or impact on the Condensed Consolidated Financial Statements due to the full valuation allowance on the recorded deferred tax assets.

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted in the U.S. Given the significance of the legislation, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allowed registrants to initially record provisional amounts and adjust these amounts during the measurement period not to exceed one year from the enactment date. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed.

Due to the interplay between the Arrangement and the implications of the one-time tax on unremitted earnings, the Company evaluated the impact on its income tax liability associated with this provision of the new law as it relates to the use of certain foreign tax credits. Specifically, foreign tax credits were evaluated to determine if they were limited for use as an offset to the one-time tax on unremitted earnings related to NuevaTel. The foreign tax credits have historically been subject to a full valuation allowance as there had been no assurance of their realization and use prior to the passing of the Tax Act. The Company completed its analysis and calculations during the three months ended September 30, 2018. No material adjustments were required to the Company’s net current and deferred tax accounts as a result of this analysis, and there was no material liability associated with the one-time tax on unremitted earnings due to the ability to use the foreign tax credit carryovers. Any other impact of the Tax Act was immaterial for the three and nine months ended September 30, 2018 due to the full valuation allowance on U.S. deferred tax assets and the nature and amount of foreign earnings for the period.

NOTE 15 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues
New Zealand	$129,623	$125,825	$408,158	$376,897
Bolivia	60,536	65,871	182,443	199,245
Unallocated Corporate & Eliminations	265	87	623	304
Total revenues	$190,424	$191,783	$591,224	$576,446

Segment Adjusted EBITDA
New Zealand	$23,755	$20,928	$64,582	$64,415
Bolivia	16,866	18,700	52,096	61,119

Equity-based compensation	(1,139)	(590)	(4,989)	(1,942)
Acquisition and other nonrecurring costs	(802)	(2,755)	(3,214)	(4,642)
Depreciation, amortization and accretion	(28,173)	(25,995)	(84,868)	(79,776)
Loss on disposal and abandonment of assets	(1,035)	(319)	(1,017)	(601)
Interest expense	(11,087)	(11,156)	(33,665)	(48,677)
Change in fair value of warrant liability	923	(42)	6,058	3,473
Debt modification and extinguishment costs	(4,192)	-	(4,192)	(6,689)
Other, net	(4,878)	509	(4,339)	841
Unallocated Corporate & Eliminations	(3,213)	(2,307)	(9,009)	(8,064)
Loss before income taxes	$(12,975)	$(3,027)	$(22,557)	$(20,543)